STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”) made as of this 18th day of December, 2008 between and among GMS Acquisition Partners Holdings, LLC  (“Buyer”) and the signatory on the execution page hereof (the “Seller”).

WHEREAS, Vector Intersect Security Acquisition Corp. (“Vector”) was organized in order to serve as a vehicle for the acquisition of an operating business through a merger, capital stock exchange, asset acquisition or other similar business combination (“Business Combination”);

WHEREAS, Vector consummated an initial public offering in May 2007 (“IPO”) in connection with which it raised net proceeds of approximately $58.0 million which were placed in a trust account (the “Trust Account”) pending the consummation of a Business Combination, or the dissolution and liquidation of Vector, in the event it is unable to consummate a Business Combination by May 2009.

WHEREAS, Vector has agreed to acquire (the “Acquisition”) Cyalume Technologies, Inc. (“Cyalume”) pursuant to that certain Stock Purchase Agreement, dated as of February 14, 2008, as amended, between Vector, a subsidiary of Vector, Cyalume and the sole stockholder of Vector (as amended, the “Purchase Agreement”).

WHEREAS, Vector is holding its Special Meeting of stockholders relating to the Acquisition on December 19, 2008 (as such meeting may be adjourned, the “Special Meeting”).

WHEREAS, a holder of shares of Vector's common stock issued in the IPO may, if s/he/it votes against the Acquisition, demand that Vector convert such common shares into cash (“Conversion Rights”).

WHEREAS, the consummation of the Acquisition is subject to the exercise of Conversion Rights by holders of less than 20% of the Vector common stock issued in the IPO.

WHEREAS, Seller has agreed to sell to Buyer and Buyer has agreed to purchase from Seller the number of common shares set forth on the execution page of this Agreement (“Shares”) for the purchase price per share set forth therein (“Purchase Price Per Share”) and for the aggregate purchase price set forth therein.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

1.           Purchase. Seller hereby sells to Buyer and Buyer hereby purchases from Seller on the Trade Date (as defined below) the Shares for the aggregate consideration set forth on the execution page of this Agreement (the “Aggregate Purchase Price”).

2.           Agreement not to Convert.  In further consideration of the Aggregate Purchase Price, the Seller hereby agrees he/it has not and will not exercise his/its Conversion Rights.

3.           Trade and Settlement. The Shares will trade on December 18, 2008 (the “Trade Date”) and the settlement of the purchase of the Shares (the “Settlement”) will take place on December 22, 2008, provided, however, that the Settlement shall not take place if the Acquisition does not close on December 19, 2008 unless the Special Meeting shall be adjourned, in which case it shall be extended by the number of days of the adjournment (the “Acquisition Closing Date”) and this Agreement will be terminated pursuant to the provisions of Section 6.  It shall be a condition to the obligation of Buyer on the one hand and the Seller on the other hand, to consummate the transfer of the Shares contemplated hereunder that the other party’s representations and warranties are true and correct on the Trade Date with the same effect as though made on such date, unless waived in writing by the party to whom such representations and warranties are made.

3.1           Upon the Settlement (assuming the settlement occurs), Buyer shall deliver or cause to be delivered to the Seller payment by wire transfer of immediately available funds the Purchase Price in accordance with Section 1 of this Agreement against book entry transfer of the ownership of the Shares from Seller to Buyer. The Shares transferred to the Buyer under this Agreement shall be free and clear of any liens and other encumbrances.  Unless the Settlement does not occur in accordance with the terms of this Agreement, the Seller acknowledges that the Seller will not be deemed the holder of the Shares from the Trade Date through the Acquisition Closing Date.

3.2           Buyer hereby covenants and agrees that following the Trade Date it shall comply with the filing obligations with respect to its ownership of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

4.            Representations and Warranties of the Seller.

4.1           The Seller hereby represents to Buyer on the date hereof and on the Trade Date that:

(a)           Sophisticated Seller.  The Seller is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the sale of Shares to Buyer.

(b)           Independent Investigation. The Seller, in making the decision to sell the Shares to Buyer, has not relied upon any oral or written representations or assurances from Vector, Buyer, or any of their officers, directors or employees or any other representatives or agents of Buyer or Vector, except as provided herein or in the filings made by Vector with the United States Securities and Exchange Commission (the “SEC”) prior to the date hereof pursuant to the Exchange Act and the Securities Act of 1933 (the “Securities Act”).  The Seller has had access to and reviewed all of the filings made by Vector with the United States Securities and Exchange Commission (the “SEC”), pursuant to the Exchange Act and the Securities Act, in each case to the extent available publicly accessible via the SEC’s Electronic Data Gathering, Analysis and Retrieval system.

(c)           Authority. This Agreement has been validly authorized, executed and delivered by the Seller and, assuming the due authorization, execution and delivery thereof by Buyer, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by the Seller does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which the Seller is a party which would prevent the Seller from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which the Seller is subject.

(d)           No Legal Advice from Buyer. The Seller acknowledges that he/it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with the Seller’s own legal counsel and investment and tax advisors. The Seller is relying solely on such counsel and advisors and not on any statements or representations of Buyer or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by this Agreement.

(e)           Long Position in the Shares. The Seller has a long position in the Shares and does not have a short position in Vector’s securities.

(f)           Stock Ownership. The Seller owns the Shares free and clear of any liens, pledge, charge, security interest or encumbrance. The Shares are not subject to (i) any agreement to give any of the foregoing, (ii) any conditional sale, or (iii) any voting agreement.

5.            Representations and Warranties of Buyer.

5.1           Buyer hereby represents to the Seller that:

(a)           Sophisticated Buyer.  The Buyer is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the sale of Shares by Seller.

(b)           Independent Investigation. Buyer, in making the decision to purchase the Shares from Seller, has not relied upon any oral or written representations or assurances from the Seller or any of its officers, directors, partners or employees or any other representatives or agents of the Seller.  Buyer has had access to all of the filings made by Vector with the SEC pursuant to the Exchange Act and the Securities Act, in each case to the extent available publicly accessible via the SEC’s Electronic Data Gathering, Analysis and Retrieval system..

(c)           Authority. This Agreement has been validly authorized, executed and delivered by Buyer and, assuming the due authorization, execution and delivery thereof by the Seller, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Buyer does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Buyer is a party which would prevent Buyer from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Buyer is subject.  For the avoidance of doubt, Buyer does not represent or warrant whether or not the disclosure made by Vector in connection with the Acquisition or the transactions contemplated hereby are sufficient or otherwise in compliance with applicable laws, rules and regulations.

(d)           No Legal Advice from Seller. Buyer acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Buyer’s own legal counsel and investment and tax advisors. Buyer is relying solely on such counsel and advisors and not on any statements or representations of Seller or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by this Agreement.

6.           Termination. Notwithstanding any provision in this Agreement to the contrary, this Agreement shall become null and void and of no force and effect (without any action required by any party hereto) if the Acquisition is not consummated on the Acquisition Closing Date. Upon the termination of this Agreement, the Settlement shall not be consummated  and the Seller shall have all right, title and interest in and to the Shares and the Buyer will have no rights whatsoever in or with respect to the Shares.  Except for the Seller’s right to the Shares upon the termination of this Agreement in accordance with its terms, the Seller acknowledges and agrees that it will have no recourse whatsoever against the Buyer in the event that this Agreement is terminated.  In the event that the trade of the Shares discussed in this Agreement does not settle, the Seller shall be entitled to exercise all liquidation rights and Conversion Rights applicable to the Shares and entitled to receive from Vector all distributions attributable to the Shares.

7.           Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile transmission, and any such executed facsimile copy shall be treated as an original.

8.           Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

9.           WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS.

10.           Remedies.  Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement contained in this Agreement by the other party, money damages may be inadequate with respect to any such breach and the non-breaching party may have no adequate remedy at law.  It is accordingly agreed that each of the parties hereto shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches by the other party hereto of any covenant or agreement of such other party contained in this Agreement.  For the avoidance of doubt, Seller shall not have the right for or to request the specific performance of the Buyer’s obligations hereunder if that the Acquisition is not consummated by the Acquisition Closing Date.

11.           Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns.  This Agreement shall not be assigned by either party without the prior written consent of the other party hereto.

12.           Entire Agreement; Changes in Writing.  This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations, warranties, whether oral or written, among the parties hereto relating to the transaction contemplated hereby.  Neither this Agreement nor any provision hereof may be changed or amended orally, but only by an agreement in writing signed by the other party hereto.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on the first page of this Agreement.

GMS ACQUISITION PARTNERS HOLDINGS, LLC

By: /s/ Jason Epstein
Name: Jason Epstein
Title: Chief Executive Officer

Address:
[●]

[SELLER]

_________________________________
Retirement Plan for Employees of Union Carbide Corporation and its Participating Subsidiary Companies Plan
By Wellington Management Company, LLP, as Investment Adviser

By: /s/ Steven M. Hoffman
Name: Steven M. Hoffman
Title: Vice President and Counsel

Address:
c/o Wellington Management Company, LLP
75 State Street
Boston, MA  02109
Attn: Steven M. Hoffman

Purchase Price Per Share $8.01

Number of Shares to be Purchased 91,500

Aggregate purchase price to be paid by Buyer $732,915.00

Trade Date 12-18-2008

Settlement T+3